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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.          )*

eXegenics Inc.
(Name of Issuer)
COMMON STOCK, $.01 PAR VALUE
(Title of Class of Securities)
301610101
(CUSIP Number)
Richard J. Lampen
Manager
New Valley LLC
100 S.E. Second Street, 32nd Floor
Miami, FL 33131
(305) 579-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 9, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 13 Pages

CUSIP No.	301610101	Page	2	of	13

1	NAMES OF REPORTING PERSONS: NEW VALLEY LLC

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		2,257,110

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,257,110

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,257,110

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	6.2%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

CUSIP No.	301610101	Page	3	of	13

1	NAMES OF REPORTING PERSONS: VECTOR GROUP LTD.

	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Delaware

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO; HC

ITEM 1. Security land Issuer.
     This Schedule relates to the Common Stock, par value $.01 per share (“Common Stock”), of eXegenics Inc., a Delaware corporation (the “Company”). The address of the principal executive offices of the Company is 1250 Pittsford-Victor Road, Pittsford, NY 14534, (585) 218-4368.
ITEM 2. Identity and Background.
(a)	This Schedule is being filed by the following persons:
(i)	New Valley LLC (“New Valley”), a Delaware limited liability company, whose sole member is Vector Group Ltd. (“VGR”); and

(ii)	VGR, a Delaware corporation.
     Each of the persons listed in (i) to (ii) above is hereinafter referred to individually as a “Reporting Person” and collectively as the “Reporting Persons”. The Reporting Persons collectively may be deemed to be a group beneficially owning, in the aggregate, 2,257,110 shares of Common Stock of the Company (the “Securities”) or approximately 6.2% of the outstanding shares of the Common Stock of the Company within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Act”).
     The filing of this Schedule shall not be construed as an admission that any Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Schedule except for the securities stated herein to be beneficially owned by such Reporting Person or that the Reporting Persons are acting as a group within the meaning of Section 13(d)(3) of the Act.
     (b),(c) VGR is a public company, with its common stock traded on the New York Stock Exchange (NYSE:VGR), which is a holding company for a number of businesses. It is engaged principally in:
•	the manufacture and sale of cigarettes in the United States through its subsidiary Liggett Group LLC,

•	the development and marketing of the low nicotine and nicotine-free QUEST cigarette products and the development of reduced risk cigarette products through its subsidiary Vector Tobacco Inc., and

•	the real estate business through its subsidiary, New Valley, which is seeking to acquire additional operating companies and real estate properties. New Valley owns 50% of Douglas Elliman Realty, LLC, which operates the largest residential brokerage company in the New York metropolitan area.
     A list of directors or managers and executive officers of each of VGR and New Valley is attached hereto as Exhibit A. The principal business address and the principal office address of each of VGR and New Valley and, except as otherwise indicated, their respective directors or managers and executive officers is 100 S.E. Second Street, Miami, Florida 33131.

Page 4 of 13 Pages

     (d),(e) None of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed in Exhibit A, during the last five years, (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (2) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
     (f) To the best knowledge of the Reporting Persons, each of the persons named in Exhibit A is a citizen of the United States.
ITEM 3. Source and Amount of Funds or Other Consideration.
     The aggregate purchase price for the Securities acquired by New Valley on February 9, 2007 was $1,000,000. These Securities were purchased with New Valley’s working capital.
ITEM 4. Purpose of Transaction.
     On August 14, 2006, New Valley entered into a stock purchase agreement, as amended (the “Purchase Agreement”), with the Company whereby New Valley agreed to purchase from the Company 2,257,110 shares of Common Stock for $1,000,000. Closing under the Purchase Agreement, which was subject to various conditions, including approval by the Company’s stockholders, occurred on February 9, 2007. The foregoing description of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, a copy of which is incorporated herein as Exhibit B.
     On February 9, 2007, New Valley entered into a Voting Agreement pursuant to which New Valley agreed to vote its shares of the Company’s Common Stock for the election of John Paganelli and Robert Baron as directors of the Company. The Voting Agreement continues for a period of three years. The foregoing description of the Voting Agreement is qualified in its entirety by reference to the Voting Agreement, a copy of which is filed herewith as Exhibit C.
     The Reporting Persons have acquired the Securities for investment purposes only. Any of the Reporting Persons may acquire additional shares of Common Stock or other securities of the Company (subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise. Alternatively, each Reporting Person reserves the right to dispose or cause the disposal of some or all of the Securities in the open market, in privately negotiated transactions or otherwise. In addition, each Reporting Person may purchase or sell options on securities of the Company and may have a short position in such securities. The possible activities of the Reporting Persons are subject to change at any time.
     Except as set forth in this Item 4, none of the Reporting Persons has any present plans or proposals which relate or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Page 5 of 13 Pages

ITEM 5. Interest in Securities of the Issuer.
     (a) As of the date hereof, the Reporting Persons may be deemed to be acting as a group, within the meaning of Section 13(d)(3) of the Act, beneficially owning, in the aggregate, 2,257,110 shares of Common Stock of the Company, which constituted approximately 6.2% of the 36,531,592 shares of Common Stock of the Company to be outstanding as of the closing on February 9, 2007 (as reported in the Company’s Proxy Statement dated December 27, 2006). To the knowledge of the Reporting Persons, none of the directors and executive officers of the Reporting Persons may be deemed to be acting as a group with the Reporting Persons.
     (b) With respect to the 2,257,110 shares of Common Stock acquired by New Valley, New Valley exercises both sole voting power and sole dispositive power. Since VGR is the sole member of New Valley, VGR may also be deemed to exercise both voting power and dispositive power with respect to such shares. To the knowledge of the Reporting Persons, none of the directors or managers and executive officers of the Reporting Persons may be deemed to exercise voting power and dispositive power with respect to such shares.
     The filing of this Schedule and the disclosure of this information shall not be construed as an admission that any of the Reporting Persons other than New Valley is the beneficial owner of any of the Securities either for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed.
     (c) Except for the purchase by New Valley on February 9, 2007 pursuant to the Purchase Agreement, none of the Reporting Persons, and to the knowledge of the Reporting Persons, none of their respective directors and executive officers, has effected any other transactions in the Common Stock of the Company in the past 60 days.
     (d) No person other than New Valley has the right to receive or power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by them.
     (e) Not applicable.
ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
     See Item 4 regarding the Purchase Agreement and the Voting Agreement.
ITEM 7. Material to be Filed as Exhibits.
     The following documents are incorporated or attached as exhibits to this Schedule. Such documents are summarized in this Schedule, but the summaries are not complete and are qualified in their entirety by reference to the entire documents attached hereto.

Exhibit A:	Executive Officers and Directors of the Reporting Persons.

Exhibit B:	Stock Purchase Agreement, dated as of August 14, 2006, by and between the Company and the Investors named therein, and Amendment to Stock Purchase Agreement, dated as of November 30, 2006 (incorporated by reference to Annex A to the Company’s Proxy Statement dated December 27, 2006).

Page 6 of 13 Pages

Exhibit C:	Voting Agreement, dated as of February 9, 2007, between the Company and New Valley.

Exhibit D:	Joint Filing Agreement among the Reporting Persons.

Page 7 of 13 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 12, 2007

NEW VALLEY LLC
By:	/s/ Richard J. Lampen
	Name:	Richard J. Lampen
	Title:	Member

VECTOR GROUP LTD.
By:	/s/ Richard J. Lampen
	Name:	Richard J. Lampen
	Title:	Executive Vice President

Page 8 of 13 Pages

EXHIBIT A
EXECUTIVE OFFICERS AND DIRECTORS OF THE REPORTING PERSONS
     The names, present principal occupations or employment and business addresses of the executive officers and directors or managers of each of the Reporting Persons are set forth below. If no address is given, the executive officer’s, director’s or manager’s business address is that of the Reporting Person. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to the Reporting Person.
Vector Group Ltd.

Name	Present Principal Occupation or Employment; Business Address
Bennett S. LeBow	Executive Chairman of the Board

Howard M. Lorber	Director; President and Chief Executive Officer

Richard J. Lampen	Executive Vice President

J. Bryant Kirkland III	Vice President, Chief Financial Officer and Treasurer

Marc N. Bell	Vice President, Secretary and General Counsel

Ronald J. Bernstein	Director; President and Chief Executive Officer, Liggett Group LLC and Liggett Vector Brands Inc., One Park Drive, Research Triangle Park, NC 27709

Henry C. Beinstein	Director; Partner, Gagnon Securities LLC (a registered broker-dealer), 1370 Avenue of the Americas, New York, NY 10022

Robert J. Eide	Director; Chairman and Chief Executive Officer, Aegis Capital Corp. (a registered broker-dealer), 810 Seventh Avenue, New York, NY 10019

Jeffrey S. Podell	Director; Chairman of the Board and President, Newsote, Inc. (a privately-held holding company), 173 Doral Court, Roslyn, NY 11576

Jean E. Sharpe	Director; private investor, 15 Silo Ridge Road, North Salem, NY 10560

New Valley LLC

Howard M. Lorber	Manager; President and Chief Executive Officer

Richard J. Lampen	Manager; Executive Vice President and General Counsel

J. Bryant Kirkland III	Vice President, Treasurer and Chief Financial Officer

Marc N. Bell	Vice President, Secretary and Associate General Counsel

Page 9 of 13 Pages

EXHIBIT C
VOTING AGREEMENT
     This Voting Agreement (the “Voting Agreement”) is dated as of February 9, 2007 and is entered into between the undersigned Investor and eXegenics Inc., a Delaware corporation (“Company”), pursuant to, and in accordance with, the stock purchase agreement dated August 14, 2006, as amended as of November 30, 2006 (the “Stock Purchase Agreement”), among the Company and the persons identified in Exhibit A to the Stock Purchase Agreement (collectively the “Investors”).
W I T N E S S E T H:
     WHEREAS, pursuant to the Stock Purchase Agreement the Investors acquired a total of 19,440,491 shares of eXegenics common stock, par value $.01 per share (the “Common Stock”), the number of shares of Common Stock acquired by the undersigned Investor is set forth on the Signature Page to this Voting Agreement; and
     WHEREAS, the Stock Purchase Agreement provides, among other things, that the undersigned Investor shall enter into this Voting Agreement.
     NOW, THEREFORE, in consideration of the premises set forth in the Stock Purchase Agreement and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
     1. Voting Agreement — The undersigned Investor will vote its shares of Common Stock, whether owned now or hereafter acquired, in accordance with the provisions hereof on all of the following: The undersigned Investor hereby agrees (x) to be present in person or by proxy at any meeting of stockholders to elect directors of the Company for purposes of establishing a quorum and (y) to vote its shares of Common Stock for, or give its written consent to, the election of each of John A. Paganelli and Robert Baron as directors of the Company.
     2. No Ownership Interest — Nothing contained in this Voting Agreement shall be deemed to vest in the Company or in the other Investors, any direct or indirect ownership or incidents of ownership of or with respect to any shares of Common Stock owned by the undersigned Investor. All rights, ownership and economic benefits of and relating to the shares of Common Stock subject to this Voting Agreement shall remain and belong to the undersigned Investor who is the record owner of such shares and neither the Company nor the other Investors shall have authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct the undersigned Investor who is the record owner of shares of Common Stock in the voting of any of its shares of Common Stock, except as otherwise expressly provided herein in Section 1 above.
     3. Amendment and Modification — This Voting Agreement may not be amended, modified or supplemented without the prior written approval of such amendment, modification or supplement by the Company and the undersigned Investor; provided, in no event, shall any amendment, modification or supplement in any way alter the undersigned Investor’s Voting Agreement set forth in Section 1 of this Stock Purchase Agreement.

Page 10 of 13 Pages

     4. Entire Agreement — This Voting Agreement evidences the entire agreement among the parties hereto with respect to the matters provided for herein. This Voting Agreement supersedes any agreements among the undersigned Investor and the Company concerning the subject matter contained herein.
     5. Severability — The parties agree that if any provision of this Voting Agreement shall under any circumstances be deemed invalid or inoperative, this Voting Agreement shall be construed with the invalid or inoperative provisions deleted and the rights and obligations of the parties shall be construed and enforced accordingly.
     6. Not Binding on Director — Nothing contained in this Voting Agreement shall be deemed to direct, restrict, regulate or govern the undersigned Investor’s actions or authority as a director of the Company.
     7. Counterparts — This Voting Agreement may be executed in multiple counterparts, each of which will for all purposes be deemed to be an original and all of which will constitute one and the same agreement. A signature to this Voting Agreement delivered by telecopy or other electronic means will be deemed valid.
     8. Governing Law — This Voting Agreement shall be governed by the internal laws of the State of New York, without regard to principles of conflict of laws.
     9. Headings. The headings for the paragraphs of this Voting Agreement are inserted for convenience only and shall not constitute a part hereof or affect the meaning or interpretation of this Voting Agreement.
      10. Form of Pronouns; Number; Construction. Whenever the context may require, any pronoun used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa. Unless otherwise specified, references to Sections or Articles are to the Sections or Articles in this Voting Agreement. Unless the context otherwise requires, the term “including” shall mean “including, without limitation”.
     11. Termination/Trigger — This Voting Agreement shall terminate upon the first to occur: (i) that date which is three years from the Closing Date (as that term is defined in the Stock Purchase Agreement); or (ii) the death of, or resignation or removal of John A. Paganelli or Robert Baron as directors of the Company, but in the event the occurrence (i.e., the death, resignation or removal) is only as to John A. Paganelli or only as to Robert Baron, than such termination shall only be effective as to that person and shall continue with respect to the other.
     12. Survival — This Voting Agreement shall be binding upon the parties hereto, and each such party’s heirs, legatees, guardian and other legal representatives. This Voting Agreement shall survive the death or incapacity of the undersigned Investor or the sale or change-in-control of the undersigned Investor.
[Signature Pages Follow]

Page 11 of 13 Pages

Signature Page to Voting Agreement
Dated February 9, 2007
     IN WITNESS WHEREOF, the undersigned Investor and the Company have executed this Voting Agreement to be effective as of the date first above written.
     Shares of Common Stock acquired pursuant to Stock Purchase Agreement: 2,257,110.

NEW VALLEY LLC

By:	/s/ Richard Lampen

Name:	Richard Lampen

Title:	Manager

EXEGENICS INC.

By:	/s/ John Paganelli

John A. Paganelli, Interim Chief Executive Officer, Secretary and Chairman of the Board

Page 12 of 13 Pages

EXHIBIT D
JOINT FILING AGREEMENT
     New Valley LLC and Vector Group Ltd. each hereby agrees, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, that the Schedule 13D filed herewith, and any amendment thereto, relating to the shares of Common Stock, $.01 par value per share, of eXegenics Inc. are, and will be, filed jointly on behalf of such person. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Schedule.

Date: February 12, 2007	NEW VALLEY LLC
	By:	/s/ Richard J. Lampen
		Name:	Richard J. Lampen
		Title:	Manager

VECTOR GROUP LTD.
By:	/s/ Richard J. Lampen
	Name:	Richard J. Lampen
	Title:	Executive Vice President

Page 13 of 13 Pages